Exhibit 99.1

1701 Hollis Street
Suite 400, Founders Square
PO Box 2067
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: and1 (902) 468-0614
Fax: and1 (902) 468-0631
www.gammongold.com

Gammon Gold Announces Extension of High-Grade Gold Mineralization at Guadalupe y Calvo, Santa
Eduviges Currently in Ore and Three New High Grade Underground Discoveries at Ocampo

Halifax, June 30, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that its aggressive 2010 drill program is well under way at Ocampo and Guadalupe y Calvo. Drilling at Guadalupe y Calvo has identified a bonanza grade intercept of 1.1 metres 63.39 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1. At Ocampo and Guadalupe y Calvo the Company has completed 52,681 metres of the planned 75,800 metre 2010 program with new high grade discoveries identified at the Santa Eduviges, Belen, San Amado, Jesus Maria, Maria, Molinas Southwest, Rosario, and the southern extensions of Aventurero targets.

“The Company’s exploration program continues to deliver excellent results at both Ocampo and Guadalupe y Calvo where numerous high-grade drill intercepts have been identified at new discoveries during the past two months. At Ocampo we have discovered a new area with multiple veins in the Molinas SW target area, representing an entire new direction to plan future development and mining. Work last year defined excellent potential to the northeast in the San Amado district, and to the SE in the Aventurero and Rosario parts of the district, and the addition of the Molinas SW target shows that the underground mine is open to expansion now to the northwest.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “We are also pleased that upon re-initiation of drilling at our Guadalupe y Calvo project, some of the first drill holes have discovered bonanza grade mineralization that would be supportive of underground mining.”

“We are particularly pleased with our development progress at Santa Eduviges and the recent surface drilling targeting the Santa Juliana vein structures, where drilling has identified mineralization down to 200 metres, and is still open at depth. Underground development on the Aventurero vein is currently about 275 metres away from the intersection of Aventurero and Santa Juliana.”, stated Chris Bostwick, Senior Vice President of Technical Services. He continued, “The Company has re-deployed over thirty pieces of underground mining equipment, including scoop trams, trucks and jumbos from El Cubo and we intend to utilize a portion of this equipment to extend exploration drives for the purpose of advancing the various underground exploration programs. The Company has now engaged Micon International to produce a Preliminary Economic Assessment in the 4th quarter 2010”.

Guadalupe y Calvo – Extension of High Grade Mineralization Identified

The 2010 drilling program at the Guadalupe y Calvo property, located in southern Chihuahua State, was launched in April 2010 and has been focused on extending the known mineralization northwest from the outcropping deposit that was drilled in 2008. The northwest extension is covered by a sequence of post-mineral tuffs typical of the Sierra Madre Occidental. Drilling to date has extended known mineralization by approximately 140 metres further along strike. To date, 6 core holes over 2,514 metres have been completed. Assays received have been highly encouraging and includes a bonanza-grade intercept at Hole GC-0185, with 1.1 metres grading 62.37 grams per tonne gold and 56 grams per tonne silver, or 63.39 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1 (see Table 1). This hole represents extensions of previous drilling completed in 2008 including Hole GC-104, with 1.0 metre grading 5.43 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1, and Hole GC-135, with 1.0 metre grading 17.83 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1. The Company plans to continue step out drilling on this discovery along strike under the post-mineralization rocks. Results show that the Rosario vein continues under cover and locally has high-grade mineralization that could potentially support underground mining.

Ocampo – Exploration Update

Gammon continues to strategically invest in exploration in the Ocampo district (see Diagram 1). To date the Company has completed 71%, or 50,167 metres of exploration and definition drilling on the property. The drilling completed has been comprised of 25,828 metres of underground drilling, 909 metres of in-pit drilling and 23,430 metres in surface exploration drilling (see Tables 2 & 3).

Ocampo Underground Exploration Update

To date, the Company has completed 111 drill holes for 25,828 metres of underground drilling and 1,690 metres of new exploration drifting. The Company presently has four drill rigs working in the underground. The drilling has been focused on the southern Aventurero, Rosario, Maria and San Amado veins in the main NE Underground Mine, and on the Santa Eduviges veins under the open pits. Exploration drifting on the main 1611 level has been focused on the San Amado and SE Aventurero target areas. Significant advances were also made on the Jesus Maria 1820 level, within and below the Las Molinas discovery made last year and the Santa Eduviges 1880 level.

Aventurero

An approximate 2,000 metre definition exploration drilling program was begun at the end of April from one of the new drill stations in the 1611 level Aventurero exploration drift. Aventurero constitutes a large portion of the inferred resources at the Ocampo underground and the opportunity exists to convert significant inferred resources to proven and probable reserves as underground development proceeds southward on the 1611 level to its intersection with the Santa Juliana vein, approximately 275 metres away. Grades encountered along the 1611 vein drive have been up to approximately 56 grams per tonne of gold equivalent using a gold-to-silver ratio of 55:1.

Rosario

Drilling on the Rosario structure continued through May and was focused on defining the lode above the existing 1611 level vein drive and testing below the historic La Zorra mine. High grade intercepts have been encountered in 8 of the 10 holes drilled to date. Four of the most significant intercepts include (see Table 2);

  Hole OU-792, 0.6 metres of 38.90 grams per tonne gold, 1695 grams per tonne silver, or 69.72 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1
  Hole OU-800, 1.5 metres of 3.55 grams per tonne gold, 352 grams per tonne silver, or 9.96 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1
  Hole OU-801, 0.8 metres of 11.35 grams per tonne gold, 621 grams per tonne silver, or 22.64 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1
  Hole OU-803, 1.2 metres of 13.81 grams per tonne gold, 740 grams per tonne silver, or 27.26 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1

Santa Eduviges

Drilling in the Santa Eduviges mine resumed in May with a planned 2,000 metre program designed to follow up on high grade intercepts along the possible extension of the Veta Libre structure, as well as to extend the current development on Vein 1. Previously disclosed intercepts at Veta Libre results included Hole OU-743 with 5.9 metres at 5.81 grams per tonne gold and 80 grams per tonne of silver or 7.26 grams per tonne of gold equivalent using a gold-to-silver ratio of 55:1 and Hole OU-739 with 3.9 metres at 7.13 grams per tonne of gold and 100 grams per tonne of silver or 8.94 grams per tonne of gold equivalent at a gold-to-silver ratio of 55:1 and Hole OU-741 with 1.0 metre at 14.25 grams per tonne of gold and 148 grams per tonne of silver, or 16.94 grams per tonne of gold equivalent at a gold-to-silver ratio of 55:1.

The Santa Eduviges development decision was based on the Vein 1 mine plan and did not include assay results of Hole OU-743 that included 4.7 metres at 35.12 grams per tonne of gold and 383 grams per tonnes of silver or 42.09 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1, as they were not available at the time of the mine design. This intercept extends the likely economic limits of the lower portion of Vein 1 by approximately 32 metres downward and 56 metres along strike. The first hole in the present program tested beneath both intercepts of OU-743 along the same azimuth and assay results are pending.

Since March 2010, 775 metres of mine development has been completed at Santa Eduviges, with the access ramp being deepened and development proceeding through ore on Vein 1. By the end of 2010, ore production is expected to reach a nominal rate of 250 tonnes per day that will increase to 500 tonnes per day in 2011.

Ocampo Surface Exploration

The Company has continued an aggressive surface exploration program at Ocampo that includes a staff of 12 surface geologists working on combined target generation, drilling supervision and logging. To date the Company has completed 101 core holes for 23,430 metres in surface drilling at Ocampo, or 69% of the 35,500 metre 2010 plan. The Company presently has five surface drill rigs on site and plans to continue to drill aggressively to identify new resources and expanding existing reserves. One of the drill rigs is being moved into the Picacho – Candelaria target to follow up on previously-released results from Hole OG-886 which cut 5.8 metres grading 9.01 grams per tonne gold and 309 grams per tonne silver, or 14.63 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1 and is located 30 metres below the planned bottom of the Picacho Pit.

At Ocampo, surface drilling in the past two months has discovered additional high-grade mineralization in the Santa Juliana Vein, which is currently being drilled off to 25 x 25 metre centers for reserve estimation. In addition, the program has made a new discovery of high-grade mineralization in an unnamed vein 200 metres east of the Santa Juliana Vein. Drilling has also discovered numerous high-grade occurrences in the Molinas SW area, which is located just west of the mill and has discovered new mineralization 170 metres west of previously discovered mineralization.

Santa Juliana

The Santa Juliana Vein was mined extensively in the past and was known as one of the highest-grade veins in the district. This northeast-striking vein is sub-parallel to the San Juan Vein in the Company’s active NE Underground Mine where 22 drill holes have been completed for 5,551 metres of drilling to date. Assay results have been received for 16 of these holes with nine holes demonstrating grades within the Santa Juliana Vein that are in excess of present underground cut-off grades. To date, the best result has been Hole OG-969 with 3.3 metres grading 11.47 grams per tonne gold and 1,225 grams per tonne silver, or 33.75 grams per tonne gold equivalent using a gold-to-silver cutoff grade of 55:1. (see Table 3)

The drilling has defined two mineralized shoots with approximate dimensions of 200 metres vertical (from 1,675 to 1,470 metres elevation) and both with 70 metres of strike length that are open to expansion at depth. Underground workings on the 1611 level area have advanced to within 275 metres of the main Santa Juliana vein. The drilling has also discovered a new unnamed zone of mineralization 200 metres east of Santa Juliana that strikes north-south parallel to the Belen-San Jose vein system further west. The first hole, Hole OG-981, reported 1.1 metres grading 7.98 grams per tonne gold and 1,490 grams per tonne silver, or 35.07 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1. This is a virgin discovery that is open to expansion in all directions.

Las Molinas SW

The Company announced the new discovery of significant mineralization on this target previously and continued drilling has discovered numerous high-grade and anomalous intercepts. This target area lies immediately west of the Ocampo mill facility and the drill intercepts to date fall mostly within the 1,700 to 1,850 metre elevations, well above the major levels of the mine at 1,547 metre, 1,611 metre and 1,675 metre elevations, but only 160 metres from the existing infrastructure on the 1,740 metre level. The highest-elevation, high-grade intercept has been in Hole OG-952 with 1.4 metres grading 10.22 grams per tonne gold and 82 grams per tonne silver, or 11.72 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1, at an elevation of 1,848 metres. As many of the veins in the NE Underground mine are productive down to the 1,500 metre elevation, intercepts such as these suggest the potential for more than 300 metre vertical interval of mineralization that might be mined from nearby underground infrastructure.

Santa Librada Target Drilling

A drilling program was launched at the Santa Librada discovery target in the latter part of 2009. As a result of mapping and a review for potential target geometry, a subsequent drilling program was re-initiated in late April of 2010. The Company has completed 13 new drill holes for 2,855 metres in 2010 and to date, has received results for 12 holes. Anomalous results were received in eight of these drill holes with the best result to date being Hole OG-975 with 12.1 metres grading 1.53 grams per tonne gold and 89 grams per tonne silver, or 3.16 grams per tonne gold equivalent using a gold-to-silver ratio of 55:1, located approximately 130 metres west and along strike of the previously-announced discovery. In addition, hole OG-971 had 9.1 metres at 1.56 grams per tonne gold equivalent and hole OG-976 cut 1.4 metres at 4.41 grams per tonne gold equivalent. In addition Gammon has drilled a second, mineralized stockwork zone at Santa Librada. This zone has 170 metres of known strike extent and is open at depth. Drilled widths up to 8 metres thick were intersected. The drilling cut only the top of the mineralized system, which is not exposed on the surface and has no known underground workings. The Company is planning follow-up work on this potential open pit deposit as soon as all results are received.

Growing Portfolio of Properties

While the Company continues to dedicate most of its exploration resources to its established projects at Ocampo and Guadalupe y Calvo, the Company’s portfolio of properties has been significantly enhanced through the addition of three new prospective exploration properties in Mexico. The Company has expanded its land position in the Ocampo – Pinos Altos area by 390% to 59,973 hectares through separate option agreements to acquire the Venus and Los Jarros properties located directly north and east of the Ocampo and Pinos Altos properties. The Company also recently announced the completion of an option agreement to acquire the Mezquite Project in Zacatecas, Mexico.

Mezquite Project Exploration Update

The Mezquite Project, in Zacatecas State, covers 460 hectares and is located 45 kilometres southeast of Goldcorp’s Peñasquito property and 22 kilometres northeast of Camino Rojo, which was recently acquired by Goldcorp. The property lies on a 70 kilometre belt with over 27.4 million ounces of gold and 1,611 million ounces of silver, or approximately 57 million gold equivalent ounces at a gold-to-silver ratio of 55:1, in published reserves and resources in all categories.

During the past two months the company has completed a ground magnetic survey and a dipole-dipole induced polarization (IP) survey at the Mezquite Project in Zacatecas. The results, interpreted in 3 dimensions, show a distinct magnetic body near the center of the claim, with a halo of high IP chargeability response partly within as well as outside the magnetic body. The target, as presently conceived, is approximately 500 metres in diameter. Drill permits are under application for this project and the Company plans to initiate drilling in the third quarter.

Venus Project

On May 6, 2010 the Company announced that it entered into an option agreement for a 4,491 hectare block of claims north of the Ocampo Mine known as the Venus property, from Mexicana de Cobre, S.A. de C.V. (an operating subsidiary of Grupo México, S.A. de C.V. ). This option agreement significantly increased Gammon’s land position in the prolific Ocampo and Pinos Altos belts, and could also host extensions of the Pinos Altos trend. Field mapping and sampling identified several targets for immediate follow up. A field program is currently underway to delineate targets for upcoming drilling. (see Diagram 2)

Los Jarros Project

On June 18, 2010 the Company announced that it had executed a binding Letter of Intent that will give Gammon the option to acquire the 43,229 hectare block of mineral concessions called the “Los Jarros” Properties from Valdez Gold Inc. The claims are contiguous to the Ocampo land package on the north and east, surround the Pinos Altos properties of Agnico-Eagle Mines Ltd., and cover regional structural extensions of the Concheňo properties of Frisco Mining. Past work by Valdez Gold Inc. has identified a high-sulfidation epithermal gold prospect in the southern portion of the properties as well, between the Candameňa gold-silver district, and the Orisyvo project of Fresnillo PLC (see Diagram 2).

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Note: The Guadalupe y Calvo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Guadalupe y Calvo were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the mineralization in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources. Gold equivalent grades as stated assume a metallurgical recovery of 100%.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico, and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. The Company is based in Halifax, Nova Scotia with an Executive Office in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Diagram 1: Ocampo Site Map

Diagram 2:
Venus & Los Jarros Property Map

VENUS OPTION
AGNICO-EAGLE PINOS ALTOS MINE
FRISCO CONCHENO MINE
LOS JARROS OPTION
GAMMON OCAMPO MINE
OCAMPO - VENUS - LOS JARROS
REGIONAL LAND STATUS
CHIHUAHUA, MEXICO
GAMMON - Valdez Gold, Los Jarros Option
GAMMON Ocampo Properties
GAMMON - Mexicana de Cananea, Venus Option
AGNICO-EAGLE
Kilometers
0 2.5 5 10 15

Table 1: Guadalupe y Calvo Drill Results

Hole	From	To	Length	Gold	Silver	Gold Eq. (55)	Target
			(m)	(g/t)	(g/t)	(g/t)
GC-0182	166.4	167.7	1.3	0.14	10	0.32	Rosario
GC-0182	170.1	176.0	5.9	0.52	26	0.99	Rosario
GC-0182	172.0	176.0	4.0	0.64	32	1.22	Rosario
GC-0182	186.0	189.0	3.0	0.13	9	0.30	Rosario
GC-0182	195.1	198.0	2.9	0.37	7	0.49	Rosario
GC-0182	224.0	227.0	3.0	0.20	10	0.38	Rosario
GC-0183	167.8	179.5	11.8	0.31	18	0.69	Rosario
Including	173.7	175.1	1.4	1.43	57	2.46	Rosario
GC-0183	181.1	183.7	2.6	0.21	11	0.42	Rosario
GC-0183	184.8	187.0	2.2	0.35	20	0.71	Rosario
Including	185.9	187.0	1.1	0.51	32	1.09	Rosario
GC-0183	189.8	191.3	1.5	0.95	1	0.97	Rosario
GC-0183	207.4	215.4	8.0	1.85	34	2.47	Rosario
Including	214.4	215.4	1.0	11.45	21	11.83	Rosario
GC-0183	259.6	261.8	2.2	0.59	7	0.72	Rosario
GC-0185	386.6	387.7	1.1	62.37	56	63.39	Rosario
GC-0185	387.7	398.8	11.1	0.21	20	0.58	Rosario
GC-0185	401.8	403.3	1.5	0.10	12	0.32	Rosario

Note: The Guadalupe y Calvo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Guadalupe y Calvo were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures (and with ICP finish for samples completed at SGS). True widths have not been calculated.

9

Table 2: Ocampo Underground Drill Results

Hole	From	To	Length	Gold	Silver	Gold Eq.(55)	Target
			(m)	(g/t)	(g/t)	(g/t)
*OU-739	63.1	67.0	3.9	7.13	100	8.94	Santa Eduviges
*OU-739	197.0	198.2	1.2	4.47	65	5.65	Santa Eduviges
*OU-741	64.5	65.5	1.0	14.25	148	16.94	Santa Eduviges
*OU-741	201.7	202.2	0.5	1.15	59	2.22	Santa Eduviges
*OU-742	189.8	190.3	0.5	1.71	91	3.36	Santa Eduviges
*OU-742	193.5	194.7	1.2	3.63	4	3.69	Santa Eduviges
*OU-743	78.6	84.5	5.9	5.81	80	7.26	Santa Eduviges
*OU-743	198.5	203.2	4.7	35.12	383	42.09	Santa Eduviges
*OU-744	135.2	142.8	7.7	1.01	108	2.97	Belen
*OU-746	64.0	67.0	3.0	1.47	107	3.41	Belen
*OU-746	125.3	125.9	0.6	2.41	158	5.28	Belen
*OU-747	147.9	150.3	2.5	6.22	444	14.29	Belen
*OU-748	171.7	173.9	2.2	0.44	142	3.01	Belen
*OU-750	53.4	57.0	3.6	2.39	243	6.80	Belen
*OU-750	155.9	158.0	2.2	3.54	404	10.89	Belen
*OU-751	49.0	50.0	1.0	3.61	26	4.08	Belen
*OU-755	101.0	102.2	1.3	2.86	51	3.79	Esperanza
*OU-764	80.20	86.40	6.2	3.03	162	5.97	San Amado
*OU-765	92.45	94.40	2.0	6.68	727	19.89	San Amado
*OU-766	73.00	74.00	1.0	1.25	68	2.49	San Amado
*OU-766	80.40	80.90	0.5	2.18	130	4.54	San Amado
*OU-767	78.60	79.40	0.8	5.06	144	7.68	San Amado
*OU-767	100.50	101.25	0.8	1.10	82	2.59	San Amado
*OU-768	77.00	82.90	5.9	2.60	160	5.51	San Amado
*OU-773	138.40	139.20	0.8	2.94	471	11.50	Belen
*OU-773	145.85	146.60	0.8	4.67	57	5.70	Belen
*OU-775	130.10	133.70	3.6	1.51	96	3.26	Belen
*OU-776	45.00	45.90	0.9	1.12	94	2.82	Belen
*OU-776	183.40	186.55	3.2	1.75	156	4.59	Belen
OU-780	108.50	109.10	0.6	2.71	244	7.15	San Amado
OU-782	92.80	94.40	1.6	5.04	233	9.28	San Amado
OU-782	98.45	99.45	1.0	1.20	66	2.40	San Amado
OU-782	102.60	103.10	0.5	4.16	321	10.00	San Amado
OU-785	90.80	91.30	0.5	0.75	16	1.04	San Amado
OU-790	198.00	198.50	0.5	2.97	256	7.62	Rosario
OU-790	205.50	207.00	1.5	0.54	94	2.25	Rosario
OU-791	162.00	163.00	1.0	0.69	65	1.86	Rosario
OU-792	180.80	181.55	0.8	1.25	50	2.17	Rosario
OU-792	189.65	190.15	0.5	1.72	71	3.00	Rosario
OU-792	198.05	198.65	0.6	38.90	1695	69.72	Rosario
OU-792	236.05	237.50	1.4	1.66	102	3.51	Rosario
OU-793	171.00	174.20	3.2	1.82	104	3.72	Rosario
OU-796	185.25	186.40	1.2	1.79	46	2.63	Rosario

Hole	From	To	Length	Gold	Silver	Gold Eq.(55)	Target
			(m)	(g/t)	(g/t)	(g/t)
OU-796	187.85	188.35	0.5	1.51	77	2.90	Rosario
OU-796	193.60	194.10	0.5	5.73	155	8.55	Rosario
OU-796	201.80	202.80	1.0	3.00	17	3.31	Rosario
OU-799	158.70	160.25	1.6	2.47	64	3.63	Rosario
OU-800	225.00	226.50	1.5	3.55	352	9.96	Rosario
OU-801	210.25	211.00	0.8	11.35	621	22.64	Rosario
OU-803	182.60	183.80	1.2	13.81	740	27.26	Rosario
OU-810	181.82	183.82	2.0	0.86	107	2.80	Aventurero
OU-811	175.89	176.95	1.1	1.78	65	2.95	Aventurero
OU-813	169.3	170.85	1.55	0.41	39	1.13	Aventurero

* Indicates previously released drill results

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

Table 3: Ocampo Surface Drill Results

Hole	From	To	Length	Gold	Silver	Gold Eq.(55)	Target
			(m)	(g/t)	(g/t)	(g/t)
*OG-901	64.5	65.7	1.2	1.07	4	1.13	Molinas SW
*OG-901	69.1	70.4	1.3	0.55	2	0.59	Molinas SW
* OG-904	31.5	34.5	3.0	4.25	153	7.04	Molinas SW
* OG-904	35.5	36.8	1.3	1.10	1	1.12	Molinas SW
* OG-904	87.5	88.0	0.5	9.24	426	16.99	Molinas SW
* OG-908	29.7	33.4	3.7	0.55	5	0.64	Molinas SW
* OG-908	53.0	54.0	1.0	2.85	52	3.80	Molinas SW
* OG-908	139.2	141.4	2.3	0.55	1	0.58	Molinas SW
* OG-910	36.0	43.8	7.8	1.95	43	2.74	Molinas SW
* OG-910	163.5	179.0	15.5	0.30	7	0.43	Molinas SW
* OG-926	117.0	118.5	1.5	4.89	608	15.94	Sta Juliana
* OG-926	118.5	120.2	1.8	0.14	19	0.49	Sta Juliana
* OG-928	106.6	111.7	5.1	0.85	97	2.60	Sta Juliana
* OG-931	174.0	175.1	1.1	0.97	161	3.90	Sta Juliana
* OG-934	167.7	172.0	4.3	0.20	41	0.95	Sta Juliana
* OG-934	174.0	176.4	2.3	0.87	139	3.41	Sta Juliana
* OG-938	38.0	40.0	2.0	0.70	114	2.76	Sta Juliana
* OG-938	42.0	43.6	1.6	0.12	27	0.61	Sta Juliana
OG-940	49.4	49.9	0.5	0.64	2	0.68	Sta Juliana
OG-952	35.7	37.0	1.4	10.22	82	11.72	Molinas SW
OG-952	70.2	70.8	0.5	33.80	323	39.67	Molinas SW
OG-952	97.6	98.2	0.6	2.37	0	2.37	Molinas SW
OG-953	253.2	254.2	1.0	0.54	40	1.27	Sta Juliana
OG-955	56.8	57.2	0.5	0.55	25	1.00	Molinas SW
OG-955	110.5	111.6	1.1	1.01	8	1.15	Molinas SW
OG-955	133.4	135.9	2.6	0.68	10	0.87	Molinas SW
OG-956	36.7	40.7	4.0	0.70	4	0.76	Santa Librada
OG-957	57.4	59.1	1.7	12.79	42	13.55	Molinas SW
OG-958	320.5	322.2	1.7	1.10	114	3.18	Sta Juliana
OG-959	63.3	64.2	0.9	2.54	181	5.83	Santa Librada
OG-960	137.3	137.7	0.4	6.34	32	6.92	Molinas SW
OG-962	31.9	33.9	2.0	0.72	3	0.77	Molinas SW
OG-962	67.8	69.3	1.5	1.95	14	2.20	Molinas SW
OG-963	80.8	82.7	2.0	0.60	8	0.75	Santa Librada
OG-964	163.9	164.4	0.5	0.87	6	0.98	Molinas SW
OG-964	168.9	169.4	0.5	0.49	36	1.14	Molinas SW
OG-965	13.3	13.8	0.5	0.70	18	1.03	Sta Juliana
OG-965	65.3	65.8	0.5	0.69	10	0.87	Sta Juliana
OG-966	13.3	13.8	0.5	0.70	18	1.03	Molinas SW
OG-966	65.3	65.8	0.5	0.69	10	0.87	Molinas SW
OG-967	106.8	107.3	0.5	0.68	2	0.71	Santa Librada
OG-968	69.7	74.2	4.6	0.32	2	0.35	Molinas SW
OG-968	78.3	80.0	1.7	1.07	8	1.22	Molinas SW

Hole	From	To	Length	Gold	Silver	Gold Eq.(55)	Target
				(g/t)	(g/t)	(g/t)
OG-968	106.5	107.1	0.5	0.59	1	0.61	Molinas SW
OG-969	246.6	249.9	3.3	11.47	1225	33.75	Sta Juliana
OG-969	253.6	259.0	5.4	0.52	58	1.57	Sta Juliana
OG-970	67.4	67.9	0.5	1.21	52	2.16	Molinas SW
OG-970	96.3	99.8	3.5	0.41	4	0.49	Molinas SW
OG-970	102.9	104.9	2.0	2.76	0	2.76	Molinas SW
OG-970	112.6	115.1	2.5	0.58	13	0.81	Molinas SW
OG-970	127.6	128.4	0.8	0.47	31	1.03	Molinas SW
OG-971	72.8	81.9	9.1	0.96	33	1.56	Santa Librada
OG-972	35.8	38.4	2.6	0.45	5	0.54	AVENTURERO
OG-972	43.0	46.1	3.2	0.79	22	1.19	AVENTURERO
OG-972	150.1	150.6	0.5	11.55	449	19.71	Sta Juliana
OG-973	66.3	72.4	6.1	0.31	9	0.47	Molinas SW
OG-973	81.3	83.1	1.8	0.85	3	0.90	Molinas SW
OG-973	97.8	106.0	8.2	0.56	3	0.60	Molinas SW
OG-974	42.5	45.8	3.3	0.45	9	0.61	AVENTURERO
OG-975	91.0	103.1	12.1	1.53	89	3.16	Santa Librada
OG-976	142.5	143.9	1.4	4.28	7	4.41	Santa Librada
OG-978	281.9	284.9	3.0	1.26	201	4.91	Sta Juliana
OG-981	96.8	97.8	1.1	7.98	1490	35.07	Sta Juliana Alto
OG-982	74.4	75.7	1.3	0.25	62	1.38	Santa Librada
OG-984	41.9	49.2	7.3	0.59	57	1.63	Molinas SW
OG-986	74.1	74.6	0.5	0.74	0	0.74	Molinas SW
OG-986	79.7	80.4	0.7	0.90	0	0.90	Molinas SW
OG-986	80.4	82.0	1.6	5.23	58	6.30	Molinas SW
OG-986	82.0	86.3	4.3	0.73	13	0.97	Molinas SW

* Indicates previously released drill results

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.